UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Senior Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission on July 28, 2011 and amended on August 8, 2011, relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Preliminary Prospectus/Offer to Exchange, dated July 25, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4 dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4.	The Solicitation or Recommendation.
Recommendation.
     The Board reaffirms its recommendation of, and declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement.
Background of the Offer.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “On August 10, 2011, Allied World filed Amendment No. 2 to the Joint Proxy Statement/Prospectus with the SEC.
     On August 10, 2011, Validus delivered a letter to the Board stating that it was providing a one-way confidentiality agreement to Transatlantic which did not contain a standstill provision and which would permit Transatlantic to review non-public information regarding Validus. Also on August 10, 2011, Validus filed a complaint against Transatlantic, the members of the Board, Allied World and Merger Sub in the Delaware Court of Chancery alleging, among other things, that the members of the Board breached their fiduciary duties in connection with the Validus acquisition proposal and that Allied World and Merger Sub aided and abetted these alleged breaches.
     On August 12, 2011, the Board met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, to review and consider a proposed confidentiality agreement (including a standstill provision) between Transatlantic and Berkshire (the “Berkshire Confidentiality Agreement”). At this meeting, after discussion, the Board determined in good faith that the Berkshire Confidentiality Agreement contains terms that are substantially similar to and not less favorable to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World. Subsequent to the Board’s determination, Transatlantic and Berkshire entered into the Berkshire Confidentiality Agreement. Also on August 12, 2011, Transatlantic issued a press release announcing that it had entered into the Berkshire Confidentiality Agreement and commenced discussions with Berkshire, which press release is attached hereto as Exhibit (a)(15) and incorporated herein by reference.”

Item 7.	Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented by adding, after the first full paragraph on page 34 of the Statement, the following disclosure:
     “All of the information set forth in “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.”

Item 8.	Additional Information.
Litigation Related to the Transatlantic-Allied World Merger.
     Item 8 is hereby amended and supplemented by adding, before the second to last paragraph in “Annex B—Certain Disclosure from the Joint Proxy Statement/Prospectus” on page B-9 of the Statement, the following disclosure:
     “On August 8, 2011, the defendants moved to dismiss the Verified Consolidated Amended Class Action Complaint and to oppose the Delaware plaintiffs’ Motion for Expedited Proceedings. The motions are currently pending before the court.”
Litigation Related to the Exchange Offer.
     Item 8 is hereby amended and supplemented by replacing the first paragraph in “Item 8. Additional Information—Litigation Related to the Exchange Offer” on page 37 of the Statement with the following disclosure:
     “On July 28, 2011, Transatlantic filed a lawsuit in the United States District Court for the District of Delaware, styled Transatlantic Holdings, Inc. v. Validus Holdings Ltd., Case No. 1:11-cv-00661 (U.S. District Court for the District of Delaware), against Validus alleging that Validus violated Sections 14(a) and (e) of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933 by making materially false and/or misleading statements in its proxy and Exchange Offer materials filed with the SEC. The lawsuit seeks, among other relief an order: (i) compelling Validus to correct the material false and/or misleading statements it has made in connection with both its proxy and Exchange Offer materials; and (ii) prohibiting Validus from acquiring or attempting to acquire Transatlantic Common Shares until its misstatements have been corrected.
     On August 10, 2011, Validus filed a motion to dismiss the complaint.
     On August 10, 2011, Validus filed a complaint against Transatlantic, members of the Board, Allied World and Merger Sub in the Delaware Court of Chancery. Validus alleges that members of the Board breached their fiduciary duties by: (i) refusing to accept the acquisition proposal from Validus in favor of the Transatlantic-Allied World Merger Agreement; (ii) approving certain deal protection measures in the Transatlantic-Allied World Merger Agreement; (iii) insisting that the Transatlantic-Allied World Merger Agreement requires that a confidentiality agreement between Transatlantic and Validus contain the same (or substantially similar) standstill provision as contained in the Transatlantic-Allied World confidentiality agreement, which Validus alleges constituted a failure by Transatlantic and the Board to enter into discussions with Validus; and (iv) making allegedly incomplete or inaccurate disclosures concerning the Transatlantic-Allied World Merger. Validus also seeks declaratory judgment that Transatlantic’s interpretation of certain provisions of the Transatlantic-Allied World Merger Agreement and the Transatlantic-Allied World confidentiality agreement is incorrect and in breach of the Board’s fiduciary duties, and a declaration that the Transatlantic-Allied World Merger Agreement permits Transatlantic to enter into discussions with Validus. Finally, Validus asserts a claim against Allied World for aiding and abetting the alleged breaches of fiduciary duty. Validus seeks, among other things, an order enjoining Transatlantic and Allied World from consummating the Transatlantic-Allied World Merger unless and until the defendants’ allegedly false and misleading statements are corrected; compelling the Board to engage in good faith discussions with Validus; and declaring that the Transatlantic-Allied World Merger Agreement and the Transatlantic-Allied World confidentiality agreement do not require that a confidentiality agreement between Transatlantic and Validus contain a standstill provision.”
Annual and Quarterly Reports.
     Item 8 is hereby amended and supplemented by replacing the third paragraph on page 37 of the Statement with the following disclosure:
     “For additional information regarding the business and the financial results of Transatlantic, please see Transatlantic’s Annual Report on Form 10-K for the year ended December 31, 2010 and Transatlantic’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.”

Item 9.	Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(13)
Letter to Customers and Brokers from Transatlantic Holdings, Inc., filed pursuant to Rule 425 under the Securities Act of 1933 (SEC File No. 001-10545), dated August 10, 2011 (incorporated herein by reference)

(a)(14)
Amendment No. 2 to the Joint Proxy Statement/Prospectus, filed by Allied World Assurance Co. Holdings, AG on Form S-4 (SEC File No. 333-175398), dated August 10, 2011 (incorporated herein by reference)

(a)(15)
Press release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated August 12, 2011 (incorporated herein by reference)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
	By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Date: August 12, 2011		Senior Vice President and General Counsel

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